04001465

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33882

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cloverleaf Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 Skokie Boulevard Suite 206
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Basofin (847) 272-3300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING FEB 23 2004 WASH, D.C. 161 SECTION

PROCESSED MAR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Basofin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cloverleaf Brokerage, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Cynthia M Fell

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on internal control required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLOVERLEAF BROKERAGE, INC.
Northbrook, Illinois

FINANCIAL STATEMENTS
December 31, 2003

CLOVERLEAF BROKERAGE, INC.
Northbrook, Illinois

FINANCIAL STATEMENTS
December 31, 2003

CONTENTS

FACING PAGE 1

REPORT OF INDEPENDENT AUDITORS 3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 4

STATEMENT OF LOSS 5

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTES TO FINANCIAL STATEMENTS 8

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITEIS EXCHANGE ACT OF 1934

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION 9

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 10

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Cloverleaf Brokerage, Inc.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Cloverleaf Brokerage, Inc. as of December 31, 2003, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cloverleaf Brokerage, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
January 22, 2004

CLOVERLEAF BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS	
Cash	$ 22,653
	$ 22,653
SHAREHOLDER'S EQUITY	
Common stock, no par value: 10,000 shares authorized; 1,000 shares issued and outstanding	$ 9,000
Contributed capital	88,618
Retained earnings (deficit)	(74,965)
	$ 22,653

See accompanying notes to financial statements.

CLOVERLEAF BROKERAGE, INC.
STATEMENT OF LOSS
Year ended December 31, 2003

Revenues	
Interest income	$ 416
Expenses	
Bonding fees	369
Professional fees	4,981
NASD fees	2,702
Office expense	50
	8,102
Net loss	$ (7,686)

See accompanying notes to financial statements.

CLOVERLEAF BROKERAGE, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2003

	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at beginning of year	$ 9,000	$ 80,516	$ (67,279)	$ 22,237
Net loss	-	-	(7,686)	(7,686)
Contributed capital	-	8,102	-	8,102
Balance at end of year	$ 9,000	$ 88,618	$ (74,965)	$ 22,653

See accompanying notes to financial statements.

CLOVERLEAF BROKERAGE, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (7,686)
Adjustment to reconcile net loss to net cash from operating activities	
Noncash capital contribution for expenses paid by parent company	8,102
Net cash from operating activities	416
Cash at beginning of year	22,237
Cash at end of year	$ 22,653

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cloverleaf Brokerage, Inc. (the Company) was incorporated on March 18, 1985 as a wholly owned subsidiary of Cloverleaf Investments, Inc. In 2001, the ownership of the Company was transferred from Cloverleaf Investments, Inc., which was liquidated, to Cloverleaf Group, Inc. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934.

Pursuant to an agreement entered into between the companies, Cloverleaf Group, Inc. has paid all of the operating expenses of the Company. Operating expenses consist principally of bonding expenses, professional fees, and NASD fees and assessments. These operating expenses total $8,102 for the year ended December 31, 2003. Pursuant to the agreement, Cloverleaf Group, Inc. will not seek reimbursement thereof from the Company. Accordingly, operating expenses have been recorded through an offsetting entry to contributed capital.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of $22,653 and $5,000, respectively.

NOTE 3 - SPECIAL RESERVE REQUIREMENT

The Company claims exemption to Rule 15c3-3 under subparagraph (k)(2)(A).

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CLOVERLEAF BROKERAGE, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Shareholder's equity	$ 22,653
Net capital	$ 22,653
Aggregate indebtedness	$ -
Net capital requirement	$ 5,000
Net capital in excess of required amount	17,653
	$ 22,653

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 filed with the Securities and Exchange Commission on Form X-17A-5, Part IIA.

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
December 31, 2003

Board of Directors and Shareholder
Cloverleaf Brokerage, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements of Cloverleaf Brokerage, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer's securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
January 22, 2004